June 27, 2005

Mail Stop 70-10

Mr. Leonard E. Moodispaw
President and Chief Executive Officer
Essex Corporation
6708 Alexander Bell Drive
Columbia, Maryland 21046

RE:	Essex Corporation
	Registration Statement on Form S-3
	Filed on June 20, 2005
	File No.:  333-125951

Dear Mr. Moodispaw:

	We have limited our review of your filing to the disclosures contained in the Certifications filed as Exhibit 31.1 and Exhibit
31.2 to the Form 10-Q for the quarter ended March 31, 2005 and we
have the following comments.   Where indicated, we think you
should
revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibits 31.1 and 31.2 to Form 10-Q for March 31, 2005

1. The information provided in Section 5(a) of these Certifications should be deleted. Please file revised Certifications in an amendment on Form 10-Q\A-1. In addition, file an amendment to the above-referenced Form S-3 to incorporate by reference the Form 10-Q\A-1.

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures the have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request as least two business days in advance of the requested effective date.



      If you have any questions regarding the above comments, please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or
Jennifer R. Hardy, Branch Chief -Legal at (202) 551-4667 with any other questions.

							Sincerely,



Pamela A. Long
							Assistant Director






















Mr. Lenoard E. Moodispaw
Essex Corporation
June 27, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE